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                                                                    EXHIBIT 99.6

CNBC - LIVE INTERVIEW

INTERVIEWEES: VIVEK PAUL, VICE CHAIRMAN WIPRO LIMITED AND PRESIDENT, WIPRO TECHNOLOGIES, SURESH SENAPATY- CFO, RAMAN ROY - CHAIRMAN, WIPRO SPECTRAMIND AND SUDIP BANERJEE - PRESIDENT ENTERPRISE SOLUTIONS, WIPRO TECHNOLOGIES.

CNBC: Good morning, welcome to morning call. Well it is going to be another exciting day after the excitement of Reliance. We have got excitement straight away this morning with Wipro coming up with numbers and bettering the street expectations and their guidance with their numbers, and the guidance they hold out for the next quarter, seems very positive at $241 million. So without further ado let us go right across to the Wipro offices out there in Bangalore and join the Vice Chairman, Vivek Paul, and Chief Financial Officer Suresh Senapaty.

Vivek and Suresh good morning, good to talk to you again, let me start with you Vivek.

You have done better than your guidance. Almost an 11% volume growth in this quarter but what a surprise to see there is a 2.6% pricing growth that we have seen after many quarters, tell us can one expect that you have seen the last of the pricing pressures and they are beginning to stabilize?

VIVEK: Well, first of all CNBC thanks for having us in your show. I think that you know if you were to characterize the quarter, it really was accelerating volume growth and stabilization in margins. Regarding price point you are right. We did see some improvement in pricing and actually what makes it especially heartening is that our technology business really grew well this quarter so even though our pricing in technology business is a little bit lower despite that mixing down we were able to create some upsides. I think though that pricing will continue to be an area we will see more stabilization.

Stabilization driven by the fact that the war for talent is accelerated in terms of being able to get good people into the company, but at the same time pressure from the international players who are now trying to enter into the Indian market and offsetting their lack of expertise with low prices.

CNBC: Vivek also take us through the volume picture, 11% seems robust, you have held out a good guidance for next quarter. What kind of traction are we seeing from across verticals; we know that even telecom has turned in a 16% sequential growth? Has it been a fact that some of your more difficult verticals have chipped in with good growth this time?

VIVEK: Well I think that what we saw was that customers were willing to reach for their wallets. So I think it is both a higher acceptance of our end-to-end service model as well as customers willing to spend more. The good news is it was across the board, we have been saying all along that you know, once those technology businesses start picking up steam we will be in good shape, and the good news is that they did last quarter. In our technology businesses in the R&D space - in semiconductors for example we got lot of business in semiconductors system and chip and IP in storage technology and telecom where we got full end to end product ownership - we saw across the board growth.

If you look at sequential growth as you rightly pointed out it was about 15% in the technology businesses, on a year-on-year basis. Less because you know the first couple of quarters in the last 12 months was still difficult. I think it showed sustained growth, our international services business grew 20%, and our banking international services business grew 20% quarter on quarter that was the highlight.

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If I look at our practices, the advance practices grew well, we saw infrastructure services grow really well, and we saw our package implementation business grow really well.

CNBC: Suresh let me get you in. Good morning. Take us through the margin picture, were you seeing strong volume growth margins are just about stable even in the face of rising prices? Is it the rupee that is killing your margins? Why have not they improved this quarter?

SURESH SENAPATY: Good morning. Let me also first inform you that with the about $265 million of revenues that we got in the last quarter it has touched 1 billion dollar run rate of revenue in terms of a combined IT business whether it is global IT and Indian IT products and services business.

If you look at amongst the top 50 customers, almost 60% of them have grown sequentially in double digits. One million dollars run rate accounts have grown from about 99 to 127. So there are good elements of potentials which show that there will be much more robustness in the volume growth going forward.

As far as the margins part is concerned, yes, we had guided that we will be able to maintain our operating margins same as the last quarter but for the adjustment on the exchange rate. We had a hit of about 1.3% on account of reduced realization of rupee versus a dollar, but still we were able to manage in terms of cost management and other productive improvement areas in utilization, etc, whereby we have posted the same operating margin as last quarter.

Going forward, I suppose we will continue to have pressures in terms of the foreign exchange differences. We have gone into compensation increase effective 1st of October, which is an average compensation of about 12% and that would impact about 1.5% of the sales in the next quarter. Considering the varieties of factors in terms of the saving potential and the negative that are there, we should continue to maintain the same guidance in terms of saying we will deliver an operating margin about the same as the last quarter subject to the adjustments for the foreign exchange change.

VIVEK: If you look at the volume side, this was the seventh straight quarter of growth. If you look at the margin side, after six subsequent quarters of decline, this was the first quarter where we were able to eek out the slight gain. So, that sounds pretty good.

And as Senapaty said we were able to offset the rupee decline with realization, with utilization improvement through the SG&A reductions. But by the same token what we did not do is stop investing in our future. So, we did continue to add and invest in our go to market resources. I think as we look forward, I mean if the realization picture begins to stabilize, if we continue to keep pressure on cost, as we have been able to, we should be able to offset the other factors like the rupee.

CNBC: Vivek, we had about two to three years of almost a freeze on technology spending. Do you see that opening up, could we see a major re-rating for technology companies like yourselves or is this not going to really impact too much going forward?

VIVEK: Well, you know, there are two ways to look at it, one is a re-rating for us, and the second is the re-rating for the technology sectors, i.e., our customers. I think that if you look at our customer side, clearly our customers are more willing to spend. What that means is that they are looking at their outlook; they are seeing an environment that is more conducive to them selling.

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So I would say that it is probably a little bit early to re-rate the entire technology sector, but clearly there is a blush of optimism out there.

SURESH SENAPATY: And also to supplement, in the telecom sector, the customers are planning for new product introduction in the middle to the end of 2004. So in addition to whatever the existing maintenance business was being pushed to offshore, we are seeing in certain newer areas of technology, some kind of a new product budgets getting released.

CNBC: Suresh, at what levels of the rupee-dollar, we ask that usually, do you start seeing a point of inflection in terms of margins. Have you done some internal calculations as to where we could see the rupee stabilize and how that could impact your business?

SURESH SENAPATY: Well if you have seen how the rupee-dollar has been behaving in the last three to four months, I think it is defeating all kinds of fundamentals. So I do not think that anybody could have fixed a number in terms of how it is going to look like. Of course we have our internal calculations, but they are clearly internal, I mean we cannot claim ourselves to be the experts. But, the point remains that for every 1% change in the exchange rate, it impacts about 50-55 basis points in terms of operating margin.

CNBC: Suresh, in the last couple of results that have come out from the technology companies, many of them have actually made forex gains because of the large amounts that they have hedged in the forward dollar market. How much is the total amount that you have put on the hedge, and have you actually made forex losses in this quarter or have you made forex gains?

SURESH SENAPATY: Well gain or loss is a function of what is the hurdle that you measured against. So, I would say that average realization has definitely dropped compared to quarter one versus quarter two. We have been hedging foreign exchange for the past several years now. And as of 30th September, we would have more than $150 million of currency hedged.

THE NEXT PART OF THE INTERVIEW IS WITH RAMAN ROY, CHAIRMAN WIPRO SPECTRAMIND AND SUDIP BANERJEE, PRESIDENT, ENTERPRISE SOLUTIONS, WIPRO TECHNOLOGIES.

CNBC: Raman, let me just start with you. Can you give us an indication of how you are seeing the BPO business pan out now going forward and what about concerns in utilization of bench?

RAMAN: Thank you very much for having us. The things are looking good. We had a terrific quarter. We have had about 22% growth sequentially against last quarter and looking into the crystal ball we see a huge demand and a huge potential for the business. For us we were able to increase our utilization for last quarter. As we look at it, we increased our price point realization from our customers marginally. It is moving in the right direction, and we increased our seat utilization, and that has been very beneficial for us.

CNBC: Raman, give us an indication or breakup of the quality of work that you are working on. Are you moving towards BTS, or you are still doing more of the transactional side of work?

RAMAN: Well, we are doing large proportion of transactional work. We keep getting assignments where our existing customers are looking at incremental business that is a little more complex that has better price points for us and better savings for them. It continues to grow particularly with the existing customers.

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We signed on three customers this quarter. All three of them are existing Wipro
Technologies customers. We are pretty bullish on what the future holds for us.

CNBC: Raman, 22% sequential growth in this quarter; what kind of outlook can you give us for the next quarter, and if you could just give us a little bit of clarity on how pricing has been in this quarter?

RAMAN: Well, we do not give separate numbers for our outlook for the next quarter. In the number that we have given for Wipro, that number is embedded. As I said, we are bullish on the next quarter. In terms of pricing in the quarter gone by, we increase our realization for us from $13 to $13.35 and that is a mix of the kind of business that we have, our cost and productivity utilization, and that has helped us in overcoming some of the margin issues that the depreciating dollar cost.

CNBC: Sudip, good morning to you.

SUDIP: Morning.

CNBC: You have added 35 new clients in this quarter. If you could give us a little bit of a profile breakup of these clients and what kind of ramp up are you seeing from your large clients like Transco and GM, any evidence in this quarter that they are ramping up?

SUDIP: First and foremost, we have seen growth across all the verticals as Vivek mentioned earlier. So, the client additions have also been across all verticals. We have added on clients in the financial services sector, there are three clients there. Retail, we have added two clients. In utilities, it was very good, we got four client additions. In manufacturing, healthcare, in all segments of market we have added clients.

As far as Transco and General Motors are concerned, we have had sequential growth in the General Motors revenue this quarter over last quarter, which has been significant, and on Transco we have had a rebound. If you remember last quarter, we had Transco growth going down compared to quarter four of the previous year. This quarter we have again had a rebound. So we are looking good as far as Transco is concerned. We have also been now included in the NGT contract. We have started getting business from the US from the National Grid part of the Transco.

CNBC: One of the things that I heard from a CTO from one of the bigger financial firms in the US was that one of the reasons outsourcing was growing so strongly was because they were in a complete freeze and they had no choice but to source the business out, and once the expansion starts, the technology spending starts again, they may actually reduce some outsourcing. You hear anything like that, could that happen?

RAMAN: Well no, actually our customers are telling us that they want to increase outsourcing with us. All our major clients are saying that their plans for outsourcing and off shoring are actually going up and we are seeing that across the board in all the deals that we are discussing with various prospects across all verticals.

CNBC: Raman, let me just bounce a question on you on the appreciation of the rupee, where is the point of inflection when it starts becoming un-remunerative for some of these businesses to be outsourcing to you, or do you not see much of an impact coming from there?

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RAMAN: No there is an inflection point at which point it would not be remunerative where the labor arbitrage will be overcome by the rupee. Is that going to happen in the short term? At least in my lifetime I do not think so. The labor arbitrage will continue, but the appreciating rupee will create a huge pressure on the margins for us. How much we are able to recover of that from the customer remains something that only time will tell. Do we make an effort to do that? Sure we do.

CNBC: Okay Raman. Sudip, one quick question to you because Vivek is off now for the moment. We have been talking about a sponsored ADS that Wipro is considering, anything that you can throw on that?

SUDIP: Well obviously, we do not make any statements on those. When we are ready to make any statement we will let you know.